Exhibit (a)(1)(L)

Need Help? (408) 817-4355

EMAIL: BEA409A@bea.com

BEA SYSTEMS, INC.

FREQUENTLY ASKED QUESTIONS

The following are answers to some of the questions that you may have about the Offer to Amend the Exercise Price of Certain Options (the “Offer”). We urge you to read carefully the Offer to Amend prospectus and the additional documents. Please note that the information in these Frequently Asked Questions is not complete and does not contain all of the information that is important to you.

Q1.	When does the Offer commence?

A1. The commencement date of the Offer is November 15, 2007.

Q2.	When does the Offer expire?

A2. The Offer will expire at 9:00 p.m., Pacific Time, on December 14, 2007 unless BEA Systems, Inc. extends the Offer. If we extend the Offer, we will issue a press release, e-mail or other form of communication disclosing the change no later than 6:00 a.m., Pacific Time, on the next U.S. business day following the day we change the Offer.

Q3.	How and when do I tender my eligible option(s)?

A3. You must, before 9:00 p.m., Pacific Time, on December 14, 2007 (the expiration date), log on to the Offer website at https://bea409a.equitybenefits.com/ and click on the MAKE AN ELECTION button to proceed with your election. You will be redirected to the first page of the election form. You will need to check the appropriate box next to your eligible option(s) to indicate whether you elect to amend your eligible option(s) in accordance with the terms of the Offer. After completing the election form, you will have the opportunity to review your election you have made with respect to your eligible option(s). If you are satisfied with your election, you will proceed to the Agreement to Terms of Election page. Only after you agree to the Agreement to the Terms of Election will you be directed to the Election Confirmation Statement page. Please print and keep a copy of the Election Confirmation Statement for your records. You will then be deemed to have completed the election process for tendering your eligible option(s).

If you are not able to submit your election electronically via the Offer website as a result of technical failures of the website, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the Offer website for any reason (including lack of internet services), you must complete a paper election form and return it to the Company via facsimile to Stock Administration at (408) 570-8970 before 9:00 p.m., Pacific Time, on December 14, 2007. To obtain a paper election form, please contact Stock Administration via fax at (408) 570-8970 or by e-mail at stock admin@bea.com or you may download and print the form at https://bea409a.equitybenefits.com/

You must complete the election process before 9:00 p.m., Pacific Time, on December 14, 2007. If we extend the Offer beyond that deadline, you must complete the process before the extended expiration date of the Offer.

Q4.	During what period of time may I change my election with respect to my eligible option(s)?

A4. You may change your mind after you have submitted an election form and withdraw your election at any time before the expiration date, which will be December 14, 2007, at 9:00 p.m. Pacific Time, unless the Offer is extended. If we extend the expiration date, you may withdraw your election with respect to all of your eligible option(s) at any time until the extended Offer expires. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election or withdrawal form we receive before the expiration date. However, if we have not accepted your election by 9:00 p.m., Pacific Time, on January 14, 2008 (the 40th business day after the November 15, 2007 commencement date of the Offer), you may withdraw your election at any time thereafter.

Q5.	What do I do if I find an error regarding my eligible option(s) in the election form?

A5. If you think there is an error in the information contained on your election form, please contact Stock Administration via fax at (408) 570-8970 or by e-mail at stock-admin@bea.com.

Q6.	Where can I obtain a copy of the election form?

A6. To obtain a copy of the Offer to Amend, the election form, or the withdrawal form, please log onto the Offer website at https://bea409a.equitybenefits.com/ or contact Stock Administration via fax at (408) 570-8970 or by e-mail at stock-admin@bea.com. If you would like paper copies of these documents, at no cost, please write to Stock Administration, BEA Systems, Inc., 2315 North First Street, San Jose, California 95131.

Q7.	What will happen to my tendered options?

A7. If you elect to participate in the Offer, your eligible option(s) will be amended on the same day as the expiration date (but following the expiration of the Offer). The expiration date will be December 14, 2007, unless the Offer period is extended.

Q8.	What are the tax consequences if I do not accept the Offer?

A8. While participation in the Offer is completely voluntary, if you elect not to amend your eligible option(s) pursuant to the Offer, then you will be solely responsible for any taxes, penalties or interest payable you may incur under Section 409A of the Internal Revenue Code and comparable state laws. You should refer to Section 14 of the Offer to Amend, which contains material U.S. federal income tax information concerning the Offer. We strongly recommend that you consult your financial, legal and/or tax advisors with respect to the federal, state and local tax consequences of participating or not participating in the Offer.

Q9.	What are some of the key dates to remember?

A9. Please keep in mind the following dates:

1.	The commencement date of the Offer is November 15, 2007.

2.	The Offer will expire at 9:00 p.m. Pacific Time on December 14, 2007 unless BEA Systems, Inc. extends the Offer.

3.	If you elect to participate in the Offer, your eligible option(s) will be amended on the same day as the expiration date, on December 14, 2007, (but following the expiration of the Offer).

4.	Any cash payment owed to you will be paid to you, less any applicable tax withholding, on or promptly following January 2, 2008.

Q10.	Who can I talk to if I have questions about the Offer?

A10. For general questions concerning this Offer or general questions about the tax consequences discussed in the Offer, please log on to http://inweb.bea.com/tenderoffer to view a recorded informational video fully explaining the Offer or call (408) 817-4355 should you have any questions about the Offer.

BEA Systems, Inc. has prepared communications regarding the Offer and PricewaterhouseCoopers LLP will provide general tax information regarding the Offer. Neither BEA Systems, Inc. nor PricewaterhouseCoopers LLP will provide tax advice specific to an individual’s circumstances or make any recommendation. We strongly recommend that you discuss the personal tax consequences of the Offer with your financial, legal and/or tax advisors.

THE SUMMARY TERM SHEET TO THE OFFER TO AMEND DOCUMENT CONTAINS ADDITIONAL FREQUENTLY ASKED QUESTIONS AND ANSWERS THAT YOU MAY FIND HELPFUL.